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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legend Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 720
(No. and Street)

New York (City) | NY (State) | 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore C. Caruso | 646-254-4200 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seligson & Giannattasio, LLP
(Name – *if individual, state last, first, middle name*)

901 N. Broadway (Address) | N. White Plains (City) | NY (State) | 10603 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Salvatore C. Caruso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legend Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NY County
NY State

Signature

President
Title

Notary Public

PAUL H. WILSON III
Notary Public, State of New York
No. 02WI6002143
Qualified in New York County
Commission Expires 02/02/2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELIGSON
& GIANNATTASIO, LLP

Certified Public Accountants and Consultants
Member of the SEC Practice Section, AICPA Division for CPA Firms

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Legend Securities, Inc.

We have audited the accompanying statement of financial condition of Legend Securities, Inc. (the "Company"), as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Legend Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seligson & Giannattasio, LLP

Seligson & Giannattasio, LLP
N. White Plains NY
March 8, 2002

901 N. BROADWAY SUITE 24 N. WHITE PLAINS, NY 10603 TEL: 914-428-5560 FAX: 914-428-6576 E-MAIL:sg@sg-cpa.com
100 SUNNYSIDE BLVD. WOODBURY, NY 11797 TEL: 516-876-1995 FAX: 516-677-6111 WEB:sg-cpa.com

LEGEND SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS		
Current assets:		
Cash and cash equivalents		$ 5,984
Other current assets		6,831
Receivable from clearing agent		27,364
Investments in not-readily marketable securities, at fair value		20,100
Total current assets		60,279
Furniture and equipment – net		69,069
Other assets:		
Security deposits		5,500
Total assets		$134,848
LIABILITIES		
Accounts payable and accrued expenses		$ 25,030
Income taxes payable		680
Total liabilities		25,710
STOCKHOLDERS' EQUITY		
Preferred stock	$ --	
Common stock	17,525	
Additional paid-in-capital	339,375	
Retained deficit	(247,762)	
Total stockholders' equity		109,138
Total liabilities and stockholders' equity		$134,848

See notes to financial statements.

LEGEND SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

Revenues:		
Commissions and fees		$208,037
Interest income		3,637
Other		8,998
Total revenue		220,672
Expenses:		
Payroll, commissions and benefits	$235,574	
Floor brokerage and clearance charges	48,078	
Communications	65,904	
Occupancy	49,413	
Professional fees	35,630	
Depreciation expense	18,972	
Regulatory costs	19,693	
Interest expense	421	
Other general and administrative expenses	8,947	
Total expenses		482,632
Loss before benefit from for income taxes		(261,960)
Benefit from income taxes		(12,704)
Net loss		$(249,256)

See notes to financial statements.

LEGEND SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock				Treasury Stock		
	Shares Authorized and Issued	Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Shares	Amount	Total
Balance – January 1, 2001	9,000,000	$90,000	$188,900	$ 1,494	(250,000)	$ --	$280,394
Reclassification for change in par value	--	(89,100)	89,100	--	--	--	--
Adjusted balance – January 1, 2001	9,000,000	900	278,000	1,494	(250,000)	--	280,394
Issuance of stock	166,150,000	16,615	58,385	--	--	--	75,000
Issuance of stock for services	100,000	10	2,990	--	--	--	3,000
Net loss	--	--	--	(249,256)	--	--	(249,256)
Balance – December 31, 2001	175,250,000	$17,525	$339,375	$(247,762)	(250,000)	--	$ 109,138

LEGEND SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(249,256)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	18,972
Broker commissions paid with stock	3,000
Changes in:	
Receivable from broker	6,713
Other current assets	8,200
Accounts payable and accrued expenses	(34,530)
NET CASH FLOWS FROM OPERATING ACTIVITIES	(246,901)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of furniture and equipment	(2,502)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from issuance of common stock	75,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	(174,403)
Cash and cash equivalents – beginning of period	180,387
Cash and cash equivalents – end of period	$ 5,984
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS:	
Cash paid for:	
Income taxes	$ 680
Interest	$ 421

See notes to financial statements.

LEGEND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

Legend Securities, Inc. (the "Company") is a nonclearing broker-dealer in securities registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company was organized on January 28, 1998 under the laws of the State of New York and commenced operations on November 10, 1998 under the name SPS Securities, Inc. In 1999, the Company changed its name to Marlin Trading, Inc. On June 1, 2001, the name was changed to Legend Securities, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

Commissions and securities transactions

Commissions earned from customer securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Depreciation

Furniture and equipment are recorded at cost. Depreciation is generally provided on a straight-line method over the estimated useful lives of the various assets as follows:

Furniture	7 years
Computer and office equipment	5 years

Maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Income taxes

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.

NOTE 3 – DUE FROM CLEARING AGENT

The Company maintains a deposit with its clearing agent totaling $26,582 at December 31, 2001. This deposit is held in an account in the Company's name by the clearing agent and is invested in a money market account.

NOTE 4 – NOT-READILY MARKETABLE SECURITIES

Not-readily marketable securities represent warrants of National Association of Securities Dealers, Inc. to purchase shares of common stock of the NASDAQ Stock Market, Inc. Management considers fair value for these securities to be cost. Fluctuations between this value and ultimate realization may occur.

NOTE 5 – FURNITURE AND EQUIPMENT

Furniture and equipment at cost consist of the following:

Furniture and fixtures	$ 3,528
Equipment	94,215
	97,743
Less accumulated depreciation	28,674
	$69,069

Depreciation expense for the year ended December 31, 2001 was $18,972.

NOTE 6 – NET CAPITAL REQUIREMENTS

The company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($1,670 at December 31, 2001) or $5,000. At December 31, 2001, the net capital, as computed, was $7,638. Consequently, the Company had excess net capital of $2,638.

NOTE 7 – CONCENTRATION OF CREDIT RISK

Retail customer transactions are cleared through Penson Financial Services, Inc. on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, Penson Financial Services, Inc. may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if Penson Financial Services, Inc. or counterparties do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

NOTE 8 – LEASE COMMITMENTS

The Company leases its facilities pursuant to a non-cancelable operating which expired December 31, 2001. The lease has been renewed for an additional one year term. The future minimum rental payments through the end of the lease totals $36,000. Rent expense for the year ended December 31, 2001 was $36,086.

NOTE 9 – STOCKHOLDERS' EQUITY

Preferred Stock

The Company is authorized to issue 5,000,000 shares of $.01 par value preferred stock. The preferred shares may be designated in one or more series, with each series to have such designations, rights and preferences as may be determined from time to time by the Board of Directors.

On January 7, 2000, the Company amended its certificate of incorporation to designate 1,000,000 of the authorized shares of preferred stock as Series A Convertible Preferred Stock ("Series A"). Each share of Series A is convertible into 1 shares of the Company's Common Stock, subject to certain price adjustments. The Series A stock is to automatically convert into common stock upon the completion of a public offering of shares of the Company's common stock of at least $20 million. The shares are voting shares entitled to vote, based on the number of shares convertible into common shares, on all actions to be taken by the shareholders of the Company. These shares will be entitled to non-cumulative dividends at the rate of $.70 per share per annum. The Series A shares are entitled to a liquidation preference equal to $10 per share.

NOTE 9 – STOCKHOLDERS' EQUITY (continued)

Common Stock

The Company was originally authorized to issue 10,000,000 shares of $.01 par value common stock. In December 2001, the Company amended its certificate of incorporation to increase the number of shares authorized to 200,000,000. In March 2002, the Company further amended its certificate of incorporation to correct for a technical error in the original filing to change the shares to have a par value of $.0001. The effect of the change in par value has been applied retroactively for all periods presented.

In January 2001, the Company issued 100,000 shares of the common stock in payment for additional commissions due to one of the Company's brokers. The shares were valued at $3,000, the book value and approximate market value for the shares on the date the shares were issued.

In December 2001, the Company issued 166,150,000 shares to International Monetary Corp. ("IMC") in exchange for $75,000. As a result IMC became the parent of the Company, owning approximately 99% of the outstanding shares. In January 2002, an additional $25,000 was contributed by IMC.

NOTE 10 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates in effect in the years in which the differences are expected to reverse. The Company's deferred income taxes are comprised of the following:

Deferred tax assets	
Net operating losses	$69,202
Deferred tax liabilities	
Depreciation	12,194
Net deferred tax assets	57,008
Less: valuation allowance	57,008
	$ --

NOTE 10 – INCOME TAXES (continued)

The Company's income tax benefit at December 31, 2001 consists of the following:

Current:	
Federal	$ (6,939)
State	(5,765)
	(12,704)
Deferred:	
Federal	--
State	--
	--
Benefit from income taxes	$ (12,704)

The Company has net operating loss carry forward of approximately $281,000 which expire through 2021. The utilization of this operating loss carry forward may be limited based upon changes in ownership as defined in the Internal Revenue Code.

NOTE 11 - RETIREMENT PLAN

In August 2000, the Company adopted a qualified 401(k) plan for all employees who are twenty-one years of age and have completed one month of service. The Plan allows total employee contributions of up to 25% of the eligible employee's salary through salary reduction. The Company is not required to match any employee contribution. No contributions have been made to the plan through December 31, 2001.

NOTE 12 – SUBSEQUENT EVENTS

Promissory notes receivable

In January 2002, the Company lent an aggregate of $35,000 to several of its brokers. The notes do not incur interest and are due in 12 to 18 months. Among other provisions, the notes provide that the entire balance is to be forgiven upon the attainment of certain commission levels during the term of the note.

State Grant

In March 2002, the Company received approximately $103,000 from New York State pursuant to a grant program instituted in response to the events of September 11, 2001.

SUPPLEMENTARY INFORMATION

LEGEND SECURITIES, INC.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

DECEMBER 31, 2001

Total stockholders' equity	$ 109,138
Deductions and/or charges:	
Other current assets	(6,831)
Investments in not readily marketable securities	(20,100)
Security deposits	(5,500)
Furniture and equipment	(69,069)
Net capital	7,638
Minimum net capital	5,000
Excess net capital	$ 2,638
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 25,710
Ratio: aggregate indebtedness to net capital	9.75 to 1

See notes to financial statements.

LEGEND SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIAOF FORM X-17A-5 DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS

Aggregate indebtedness as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2001 as amended		$ 23,863
Reconciling Items:		
Accrual of legal expense		1,847
		$ 25,710

NET CAPITAL

Net capital, as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2001 as amended		$ 6,620
Reconciling Items:		
Accrual of legal expense	$ (1,847)	
Security deposits	(5,500)	
Correction of clearing agent charges	2,857	
Miscellaneous	508	
		(3,982)
		$ 2,638

SELIGSON
&GIANNATTASIO, LLP

Certified Public Accountants and Consultants
Member of the SEC Practice Section, AICPA Division for CPA Firms

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE STOKHOLDERS
LEGEND SECURITIES, INC.

In planning and performing our audit of the financial statements and supplementary information of Legend Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures or the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control,

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-59) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 1 5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did no review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, count, verifications, and comparisons.

[2] Recordation of differences required by Rule 17a-13.

[3] Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded again the loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

901 N. BROADWAY SUITE 24 N. WHITE PLAINS, NY 10603 TEL: 914-428-5560 FAX: 914-428-6576 E-MAIL:sg@sg-cpa.co
100 SUNNYSIDE BLVD. WOODBURY, NY 11797 TEL: 516-876-1995 FAX: 516-677-6111 WEB:sg-cpa.co

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedure that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seligson & Giannattasio, LLP

Seligson & Giannattasio, LLP
N. White Plains, NY
March 8, 2002